

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com


05009092

June 9, 2005

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 16 2005
WASH. D.C. 190 SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated June 9, 2005, Alberta's 100th Birthday Celebration with ATCO "Places in Time" Exhibit at Spruce Meadows, Calgary

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)


ATCO
GROUP
NewsRelease


2005
ATCO
PIONEERS OF ALBERTA SPIRIT

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

June 9, 2005

CELEBRATE ALBERTA'S 100th BIRTHDAY WITH ATCO IN CALGARY

Spectacular "Places in Time" Exhibit at Spruce Meadows this Week

CALGARY, Alberta – ATCO's spectacular "Places in Time" Centennial exhibit arrives in Calgary today for four days of family fun, supported by original theatre performances about Alberta's history and the Lord Strathcona's Mounted Troup, who have delighted crowds across southern Alberta the last three weeks.

The showcase of ATCO's *Pioneers of Alberta Spirit* Centennial program, "Places in Time" is travelling the province this summer, bringing Alberta history to life through unique exhibits in a specially built three-unit display centre. After an inaugural tour across southern Alberta, the exhibit, showcasing ATCO's and Alberta's shared history, is at Spruce Meadows today through Sunday.

Theatre performances – especially commissioned and written to take the whole family on a delightful journey through Alberta's history – will be staged throughout each day. Games, street performers, refreshments and opportunities to win prizes will also be offered and all events are free.

"Over the past three weeks, more than 4,000 visitors throughout communities in southern Alberta gathered to celebrate Alberta's Centennial and learn more about our province and our company," said Nancy Southern, President and Chief Executive Officer, ATCO Group.

The exhibit is open to the public Thursday from 12 noon to 9 p.m.; Friday from 10 a.m. to 9 p.m.; Saturday and Sunday from 10 a.m. to 6 p.m. Performances by the ATCO Centennial actors are scheduled on Thursday and Friday at 1:00, 2:30 and 6:00 p.m. and on Friday and Saturday at 12:00 noon, 2:00 and 3:30 p.m.

All visitors will also take home an ATCO Centennial Passport, a commemorative keepsake that encourages everyone to travel around the province collecting stamps along the way. Great prizes, including a spectacular rail trip through the Canadian Rockies, are available to be won by ATCO Centennial Passport users.

For more details on ATCO's Centennial program, visit www.atco.com/pioneers. ATCO Group is an Alberta-based group of companies with 7000 employees actively engaged in Power Generation, Utilities, and Global Enterprises.

- 30 -

Contact:
Nancy Southern
President & Chief Executive Officer
ATCO Group
(403) 292-7561